Exhibit 99.27

NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES

ORLA MINING ANNOUNCES CLOSING OF C$75,030,000 BOUGHT DEAL FINANCING

VANCOUVER, British Columbia, April 3, 2020 -- Orla Mining Ltd. (TSX:OLA) (the “Company” or “Orla”) is pleased to announce that it has closed its previously announced bought deal financing with a syndicate of underwriters led by Stifel GMP and including Desjardins Capital Markets, Paradigm Capital and Cormark Securities Inc. (the “Underwriters”). A total of 36,600,000 common shares (the “Common Shares”) of Orla were fully subscribed and sold at a price of C$2.05 per Common Share (the “Offering Price”), for aggregate gross proceeds to the Company of C$75,030,000 (the “Offering”).

The net proceeds from the Offering will be used for the development and construction activities at the Camino Rojo Oxide Gold Project, projected payments related to the proposed layback agreement with Fresnillo Plc, and for general corporate purposes (as more fully described in the prospectus supplement (the “Prospectus Supplement”) dated March 30, 2020).

The Common Shares were qualified for distribution pursuant to the Prospectus Supplement and a short form base shelf prospectus (the “Base Shelf Prospectus”) dated March 11, 2019, filed in each of the provinces and territories of Canada, except Québec, and offered and sold elsewhere outside of Canada on a private placement basis.

In conjunction with the closing of the Offering, the Underwriters have given notice to the Company that the over-allotment option will not be exercised.

Multilateral Instrument 61-101

Newmont Corporation (“Newmont”) and Agnico Eagle Mines Limited (“Agnico Eagle”) each subscribed for such number of Common Shares under the Offering so as to maintain their current ownership positions of approximately 18.4% and 9.4%, respectively.

Messrs. Jason Simpson, Jean Robitaille, George Albino, Chuck Jeannes and David Stephens and Ms. Elizabeth McGregor are directors or officers of the Company, and Newmont, Agnico Eagle and Mr. Pierre Lassonde are insiders of the Company, and subscribed for an aggregate of 16,600,900 Common Shares. Such participation in the Offering constitutes a related party transaction for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is relying on the exemption from the formal valuation and minority approval requirements set out in sections 5.5(a) and 5.7(a) of MI 61-101 as the fair market value insofar as it relates to interested parties is not more than 25% of Orla’s market capitalization. The Company did not file a material change report 21 days prior to closing of the Offering as the participation of insiders of the Company in the Offering had not been confirmed at that time.

NEWS RELEASE

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or any U.S. state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act, as amended, and applicable state securities laws.

The Prospectus Supplement, Base Shelf Prospectus, and the documents incorporated by reference therein, are available on the Company’s profile on SEDAR at www.sedar.com.

Update on COVID-19 Pandemic

The Government of Mexico has followed the pattern of other nations and on April 1, 2020 implemented a 30-day suspension of all non-essential services until April 30, 2020 in response to the COVID-19 pandemic.

Prior to this suspension, Orla had not yet started construction mobilization activities and site personnel were already reduced as a precaution. Nearly all activities are continuing remotely, as planned, including detailed engineering, procurement, and other functions that can continue to operate safely with distancing. Site activities are expected to resume when approved and safe to do so, including the start of construction as planned early in the second half of 2020. As a result of this 30-day suspension, Orla expects a delay relating to the receipt of its final environmental permit as government agencies also comply with the suspension.  Orla had built contingency in the construction schedule for “unknown factors” and at this point does not expect any material impacts to the business.

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Gold Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 160,000 hectares. The technical report entitled “Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project — Municipality of Mazapil, Zacatecas, Mexico” dated June 25, 2019 is available on SEDAR under the Company’s profile as well as on Orla’s website at www.orlamining.com. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. Please refer to the “Cerro Quema Project - Pre-feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014, which is available on SEDAR.

NEWS RELEASE

Forward-looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian and United States securities legislation, including, without limitation, statements with respect to the use of proceeds from the Offering, the results of exploration and planned exploration programs, the potential for discovery of additional mineral resources and the Company’s objectives and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release, including without limitation, assumptions that all approvals of the Offering will be obtained, the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks related to uncertainties inherent in the preparation of preliminary economic assessments, drill results and the estimation of mineral resources; and risks associated with executing the Company’s objectives and strategies, including costs and expenses. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Etienne Morin

Chief Financial Officer

www.orlamining.com
info@orlamining.com

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